Exhibit 99.2

ABILITY INC.

Registrar no.: 303448

To:	The Securities Authority	To:	The Tel Aviv Securities Exchange Ltd.	T076 (Public)	Transmitted on MAGNA:	February 14, 2021
	www.isa.gov.il		www.tase.co.il		Reference:	2021-01-018376

Immediate Report on Changes in Holdings of Interested Parties and Senior Officeholders

Regulation 33(b) of the Securities Regulations (Periodic and Immediate Reports) 5730-1970

1	Held by Anatoly Hurgin

Name of holder in English: Anatoly Hurgin

ID no. type: ID no.

Id no.: 306908641

Holder type: Director/CEO

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

ID no. of controlling shareholder in the stakeholder:

Name of controlling shareholder in the stakeholder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Security no. in Stock Exchange: 1137256

Name and type of security: Ordinary shares

Essence of change: Decrease due to an off-exchange sale

Did the change occur in one transaction or several transactions (cumulative change): one transaction

Date of change: February 9, 2021

Transaction rate: $0.5

dormant shares or securities convertible to dormant shares: no

Balance (amount of securities) in the last report: 1,408,915 percentage of holding of total securities of the same type in the last report: 17.67%

Change in the amount of securities: -150,000

Current balance (amount of securities): 1,258,915 Current percentage of holding of total securities of the same type :15.79%

Percentage of holding: in capital: 15.79% in voting power: 15.79%

Explanation: The percentage of holding after a change does not apply to convertible securities.

Fully diluted percentage of holding: in capital: 11.51% in voting power: 11.51%

Note 1

1. Has all consideration been paid at the time of the change yes

If all consideration has not been paid on the date of the change, please indicate the date of completion of the payment

2. If the change is by way of signing a borrowing letter, please provide details regarding the terms to terminate the loan.

Explanation: The holding rates should be noted taking into account all the securities held by the interested party.

3. The date and time when the corporation first became aware of the event or matter: February 9, 2021 at 12:00

4. Details of the actions that caused the change

	Name of Signatory	Position
1	Evyatar Cohen	Chief Financial Officer ----------------------------

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: December 31, 2020

Abbreviated Name: Ability

Address: 14 Yad Harutzim St., Tel Aviv 6770007                    Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: evyatar@profinance.co.il                    Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il